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Ralph De Martino
Partner
(202) 724 6848 direct
ralph.demartino@afslaw.com

July 28, 2023

Division of Corporation Finance
Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jane Park
Jordan Nimitz

Re: SportsMap Tech Acquisition Corp.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed July 7, 2023
File No. 001-40916

To Whom It May Concern:

The undersigned serves as counsel to SportsMap Tech Acquisition Corporation (“SportsMap” or the “Company”). On behalf SportsMap, we are hereby responding to the letter dated July 20, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, filed on July , 2023 (the “Proxy Statement”). For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and SportsMap’s response follows each comment.

Amendment No. 1 to Preliminary Proxy on Schedule 14A filed July 7, 2023

1. We note your revisions in response to our prior comment 11 and reissue in part. Please revise your table on page 9, and as appropriate throughout your prospectus, to disclose the potential extent of dilution that non-redeeming shareholders could experience by assuming the exercise and conversion of the public and private warrants, Earnout Shares, ICI Convertible Notes, Participating Company Options and the shares issuable according to the 2023 Plan.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 10, 28, 97, 109, and 206 accordingly.

2. We note your revisions in response to our prior comment 5 and reissue in part. Please expand your disclosure to elaborate on the types of products and services ICI provides and how it generates revenue. We note, for example, your infrared cameras, sensor devices and SaaS subscriptions. Please also discuss the limitations and challenges you face, including your limited operating history and dependence on a limited number of customers.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 21 accordingly.

July 28, 2023 Page 2

3. We note your revisions in response to our prior comment 7 and reissue in part. Please revise to include the per share merger consideration as of a recently practicable date.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 35 accordingly.

4. We note your revisions in response to our prior comment 12 and reissue in part. Please revise to specify the individuals on the SportsMap's management team who reached out to Mr. Strahan and the date.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 113 and 114 accordingly.

5. We note your revisions in response to our prior comment 13. Please confirm that you will update your prospectus once you enter into any financing arrangements with your potential PIPE investors to disclose the to disclose the negotiations and the material details of the marketing process, who selected the potential PIPE investors, and how the terms of the PIPE transaction were determined. We may have further comment.

RESPONSE: We acknowledge the Staff’s comment and confirm that we will update the Proxy Statement once the Company enters into any financing arrangement with PIPE investors, and that these updates will include disclosure regarding the negotiations and the material details of the marketing process, who selected the potential PIPE investors, and how the terms of the PIPE transaction were determined.

6. We note your revisions in response to our prior comment 14 and reissue in part. Please expand your description of the October 31 call to provide more information about the issues related to the timing to secure new capital and the pipeline accounts, including the details of these issues and how SportsMap considered them when asking ICI to revise their forecast.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 117 accordingly.

7. We note your revisions in response to our prior comment 16 and your disclosure that your preliminary comparable companies analysis was revised on December 15, 2022. Please tell us whether the preliminary comparable companies analysis used to determine the preliminary, $100 million pre-transaction equity value are the same as those included in your filing. If they are different, please include such analyses in your filing and explain the material differences with the current disclosure in your filing.

RESPONSE: We acknowledge the Staff’s comment and confirm that the list of comparable companies included in the preliminary comparable companies analysis is the same as the list included in the December 15, 2022 comparable companies analysis. We have revised the disclosure on page 120 to clarify this.

8. We note your revisions in response to our prior comment 19 and reissue in part. Please revise your disclosure to quantify the dollar amount of what the Sponsor and its affiliates have at risk that depends on the completion of the business combination by aggregating both the purchase prices and current values of the Founder Shares, Common Stock issued in connection with the Private Placement Units, Private Warrants and fees due.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 124 accordingly. We further advise the Staff that the current values of the SportsMap Founder Shares, SportsMap Common Stock issued in connection with the Private Placement Units, and the Private Warrants will be presented as of the SportsMap Record Date, and we confirm that we will update the Proxy Statement to reflect such amounts after the SportsMap Record Date is established.

July 28, 2023 Page 3

9. We note your response to comment 21. We also note that Updated Forecasts now reflect the current view of ICI’s management with respect to ICI’s future performance for the periods presented. Please address whether there were also updated forecasts provided for 2023. If so, please address why they have not been disclosed in the filing.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that ICI has not provided SportsMap with any updated forecasts for the year ending December 31, 2023. Other than the Initial Forecast, the Updated Forecast for the twelve-month period ending June 30, 2024 presented in the Proxy Statement is the only revised forecast that has been provided to SportsMap for future periods. We have also revised the disclosure on page 126 to clarify as much in the Proxy Statement.

10. We reissue comment 22. The initial and updated forecasts both show significant increases in revenues in 2023 and 2024. We also note that the majority of ICI’s forecasted gross margin expansion is expected to be realized from a greater mix of revenues from its newer SaaS offerings, which yield higher gross margins than ICI’s hardware products. In this regard, please help investors better understand the reasonableness of the assumptions underlying the projections by separately identifying the projected revenue estimates for each significant product and service as well as your consideration of historical revenues in arriving at projected revenue amounts. For example, we note your disclosures on page F15 indicate that there have been limited historical SaaS revenues.

RESPONSE: We acknowledge the Staff’s comment and respectfully inform the Staff that ICI has not prepared (and does not prepare) projections on a per-product or per-service basis. Neither the Initial Forecast considered by the SportsMap Board nor the Updated Forecast included projected revenue on a per-product or per-service basis, and ICI does not plan to provide a breakdown of revenue on a per-product or per-service basis going forward. We further respectfully inform the Staff that there are no material differences in margins between each of ICI’s hardware products or between each of ICI’s software offerings, and accordingly do not believe that a product-by-product or service-by-service breakdown of revenue would be helpful to investors in making any voting or investment decision.

Additionally, we have revised the disclosure on page 127 to clarify the consideration of historical revenues in ICI’s preparation of the Initial Forecast and the Updated Forecast.

11. We note your revisions in response to our prior comment 24 and reissue the comment. It is not clear why you have included the June 2023 projections in this prospectus given that they were not the projections that the SportsMap Board considered when developing ICI's $100 million valuation or when deciding whether to approve the business combination. Please explain the purpose for developing these projections and including them in the prospectus. We also still note that you have not included the projections that were discussed with ICI on August 9 and September 7, 2022. Please discuss why the board determined to use the December 2022 projections and how the projections from August 2022 were different, including the assumptions used, clarify when the projections were prepared and include the August 2022 projections in your filing. Please also discuss the possible impact if the projections are not correct.

RESPONSE: With respect to the Staff’s comment regarding the Company’s rationale for including the Updated Forecast in the Proxy Statement, as disclosed in the Proxy Statement, in the second quarter of 2023, ICI management determined that, due to delays in consummating the Business Combination and raising additional capital that would be needed to support growth initiatives, the Initial Forecast no longer reflected ICI management’s view on the future performance of ICI for the year ending December 31, 2023. In connection with this determination, ICI management presented SportsMap with the Updated Forecast for the twelve months ending June 30, 2024, which ICI believed to reflect a comparable amount of time for ICI’s and SportsMap’s revised expectations for when the Business Combination would be consummated. We have included the Updated Forecast in the Proxy Statement as it was provided to SportsMap in the second quarter of 2023 after the determination by ICI’s management referenced above.

With respect to the Staff’s comment regarding discussions that occurred between SportsMap and ICI on August 9, 2022 and September 7, 2022, we respectfully inform the Staff that the previous reference to any projections prior to December 2022 was not a precise description of the discussion matter, and rather the discussions were with respect to assumptions and baseline financial information to be included in projections that were being prepared by ICI. We have revised the disclosure on page 114 accordingly to reflect this clarification.

July 28, 2023 Page 4

12. We note your revisions in response to our prior comment 26. Please further balance your disclosure to address the challenges and uncertainties you will face while establishing your presence in each of your target markets. Please ensure that your disclosure addresses the risks that are specific to each of your identified markets target markets. Further, please expand your discussions of each target market to disclose the specific assumptions and limitations you relied upon for each target market.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 170-172 accordingly. The Company respectfully advises the Staff that it does not consider the Distribution & Logistics market or the Utilities market to present any material challenges or uncertainties in establishing a presence in those markets that are unique to those markets (and not otherwise disclosed in the Proxy Statement), and thus has not added any additional disclosure for such markets.

13. We note your revisions in response to our prior comment 30 and reissue in part. We also note your disclosure that your provisional patent application is set to expire in 2023. Please revise to disclose the specific date of expiration for this provisional patent application and your patents.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 180 accordingly.

14. Pursuant to Item 303(b)(2)(iii) of Regulation S-K, please separately quantify the extent to which changes in revenues are attributable to changes in prices, changes in volume, or to the introduction of new products or services.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 185 accordingly.

15. We note your disclosure about ICI's inadequate accounting resources and the inventory impairment risk referenced on page 57. Please explain to us how you reasonably concluded that no inventory allowance was required at March 31, 2023 given the annual and interim declines in sales and that your inventory balance is 20X greater than your quarterly cost of goods sold. Given the inherent technological obsolescence risk, and that your inventory balance equates to 5 years of sales, it is not clear why no impairment was recognized at March 31, 2023 and why none of the inventory is classified as long term. We note that this is ICI's largest asset. In your response, please quantify the portion of your March 31, 2023 inventory balance that is more than 1 year old. Also, please tell us how much of this inventory was sold subsequent to March 31, 2023. We may have further comment.

RESPONSE: We acknowledge the Staff’s comment and respectfully inform the Staff that ICI had inventories of $9,723,000 as of March 31, 2023, of which $8,166,000 was older than one year as of such date. From the period of April 1, 2023 to June 30, 2023, ICI sold approximately $583,000 of inventory. For the years ended December 31, 2021 and 2020, ICI wrote off $710,000 and $5,252,000 of inventories, respectively, related to inventories that were obsolete and could not be sold in the market. For the year ended December 31, 2022 and three months ended March 31, 2023, ICI completed a detailed review of its inventories, and determined that no additional impairment was required. Secondarily, ICI classified inventory as a current asset as of March 31, 2023 due to current purchase orders and probability adjusted pipeline, primarily based on the following: (i) approximately 74% of the inventories as of March 31, 2023 is expected to be sold in the subsequent twelve months and (ii) included in this 74%, approximately 38% of the inventories as of March 31, 2023 is a large quantity of small value componentry, and replacement, maintenance and spare parts that can be utilized in various products. Due to the fact that ICI is unable to quantify or estimate the timing of when these items will be included in finished or sold products, ICI has classified these items as current assets.

16. We note your response to comment 34. Even after consideration of unpaid transaction expenses of ICI which appear to be reflected in the accrued offering costs and expenses line item of $3 million as well as the repayment of the $1 million related party promissory note, the remaining cash balance appears to be under the $10 million. Please further clarify in your disclosures how it is expected that this condition will be met.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 207, 210 and 211 accordingly.

July 28, 2023 Page 5

17. We note your response to comment 33. Please address the following: • The additional disclosures provided indicate that other audit and advisory costs that are not considered incremental to the business combination are charged against selling, general and administrative expenses in the unaudited pro forma statement of operations. It appears that there may be a typographical error. Please revise as necessary; and • It remains unclear how the adjustment amounts correspond to your other disclosures. For example, Adjustments C and D result in a net reduction to accrued offering costs and other expenses of $.49 million, which does not appear to correspond to the amounts discussed in the notes to these adjustments.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and (i) with respect the first bullet point has revised the disclosure on page 207 of the Proxy Statement and (ii) with respect the second bullet point has revised the disclosure on page 209 of the Proxy Statement.

18. We note your response to comment 41. Please provide the disclosures required by ASC 280-10-50-42 in the notes to the financial statements.

RESPONSE: The Company respectfully acknowledges the Staff's comment and advises the Staff that ICI does not feel an adjustment to the financial statements is necessary as the dollar revenue amount per customer is easily derivable by multiplying ICI's total revenue for the periods covered by the financial statements by the customer percentages included in the notes to the financial statements. The Company notes that ICI undertakes to include such disclosure regarding dollar revenue amount per customer in its future financial statements, and that such disclosure was included in the notes to the financial statements for the first quarter of 2023 included in the Proxy Statement.

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If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Company’s Preliminary Proxy Statement.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: David Gow